SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one):

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**
For the fiscal year ended December 31, 2001

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from ____ to ____

Commission file number 1-12852

ROUGE STEEL COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full Title of the Plan)

ROUGE INDUSTRIES, INC.
3001 Miller Road
P.O. Box 1699
Dearborn, Michigan 48121-1699
(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Offices)

Rouge Steel Company
Tax Efficient Savings Plan
for Hourly Employees

Financial Statements

December 31, 2001 and 2000

ROUGE STEEL COMPANY

TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Index to Financial Statements and Supplemental Schedules

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Accountants

To the Participants and Administrator of
the Rouge Steel Company Tax-Efficient
Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rouge Steel Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 17, 2002

Rouge Steel Company
Tax-Efficient Savings Plan for Hourly Employees
Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets:		
Investments (See Note 3)	$92,027,473	$119,429,075
Receivables:		
Other receivables/pending transactions	0	0
Total receivables	0	0
Total assets	92,027,473	119,429,075
Liabilities:		
Other liabilities/pending transactions	6,544	81,157
Total liabilities	6,544	81,157
Net assets available for benefits	$92,020,929	$119,347,918

See accompanying notes to the financial statements.

Rouge Steel Company
Tax-Efficient Savings Plan for Hourly Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001
Additions:	
Additions to net assets attributed to:	
Investment income/(loss):	
Net appreciation/(depreciation) in fair value of investments (See note 3)	($27,344,260)
Interest	570,540
Dividends	3,615,385
Total investment income/(loss)	(23,158,335)
Contributions:	
Participant	6,126,071
Employer	0
	6,126,071
Total investment income/(loss) and contributions	(17,032,264)
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	(10,294,725)
Administrative expenses	0
Total deductions	(10,294,725)
Net increase/(decrease)	(27,326,989)
Net assets available for benefits:	
Beginning of year	119,347,918
End of year	$92,020,929

See accompanying notes to the financial statements.

ROUGE STEEL COMPANY

TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Rouge Steel Company Tax-Efficient Savings Plan for Hourly Employees (the Plan) are prepared in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). Financial statements are prepared on the accrual basis of accounting, which includes interest and dividend income, realized and unrealized gains/losses (net appreciation/depreciation), and employer contributions. Benefit payments to participants are recorded when made. Investments are stated at fair value, principally determined by quoted market prices, as certified by the Plan trustee, Putnam Investments. Participant loans receivable are valued at cost which approximates fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and revenues. Actual results could differ from those estimates.

NOTE 2 - PLAN DESCRIPTION:

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a voluntary, defined contribution savings plan which was adopted by Rouge Steel Company (Rouge or the Company) by agreement dated December 15, 1989 and ratified by Board action on November 28, 1990.

Eligibility

All hourly employees of the Company represented under the Rouge - UAW agreement who have acquired seniority, as defined by the Plan, are eligible to participate.

Administration

The Company has created a Savings Plan Committee (the Committee) to administer the Plan and to interpret its provisions. Administrative expenses are paid by the Plan or by the Company at the discretion of the administrator. During 2001 and 2000, the Company paid all administrative fees of the Plan. Putnam Investments (the Trustee) is the current trustee of the Plan.

Contributions

Participants may elect to make pre-tax contributions to the Plan, through payroll deductions, from a minimum of 1% of eligible earnings, as defined in the Plan, to a maximum of 25% of eligible earnings. An amendment dated February 1, 1995, allowed Company matching contributions to the Plan effective February 1, 1995 as a variable percentage of employee contributions up to 5% of eligible earnings. All Company

NOTE 2 - PLAN DESCRIPTION: (continued)

matching contributions are invested in shares of Rouge Industries Inc. Stock and generally will remain so invested for at least two calendar years following the calendar year of contribution. This percentage match will increase or decrease automatically based on the Company's quarterly before tax profits, as defined in the Plan, as a percentage of sales in accordance with the following schedule:

Quarterly Before-Tax Profits as a Percentage of Sales	Percentage Match
0.0% to 2.3%	0%
2.3% to 4.6%	25%
4.6% to 6.9%	50%
6.9% to 9.2%	75%
9.2% and over	100%

During 2001, the matching contribution percentage was 0% in accordance with the Plan provisions. Participants may also elect to contribute a portion or all of their profit sharing proceeds in accordance with the terms of the Plan. All participants' contribution accounts are 100% vested at all times. Employer matching contributions vest after four years of service, as defined in the Plan, or at age 65 regardless of service.

The Trustee maintains separate accounts for each participant. Participant contributions are invested in accordance with the participant's election in one or more of several investment options. Earnings on investment options are credited to participant accounts.

Investment Options

Participant contributions can be allocated to investment options in 1% multiples. Participants can change their investment choices for both future contributions and existing account balances, and can suspend contributions by contacting the Trustee.

Forfeitures

If a participant's employment terminates for any reason other than retirement or death before he/she has become 100% vested in his/her employer matching contribution account, the nonvested portion is forfeited. Amounts forfeited are used to pay administrative expenses of the Plan or offset future Company matching contributions.

Payment of Benefits

Distributions from the Plan are allowed upon retirement, in the event of disability, death, attainment of age 59-1/2, termination of employment or hardship. A hardship withdrawal requires approval of the Committee and must meet certain requirements as specified in the Plan.

NOTE 2 - PLAN DESCRIPTION: (continued)

Loans

The Plan permits participants to borrow from their accounts. Participants must file a "Participant Credit Agreement" with the Trustee. They can then apply to the Trustee for a loan. The amount of the loan must be at least $1,000 and may not exceed 50% of the participant's vested account. Loan disbursements may not be drawn from Company matching contributions. Each loan is secured by the participant's interest in the Plan.

Plan Termination

Although it has expressed no intention to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated or partially terminated, the Company Matching Contribution accounts of all affected participants shall be deemed to have vested under terms set forth in the Plan.

NOTE 3 - INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
Description	2001	2000
Ford Motor Company Common Stock, 2,154,662 and 2,261,218 shares, respectively	$33,871,280	$52,997,298
Putnam New Opportunities Fund, 148,572 and 134,063 shares, respectively	6,088,473	7,858,801
Putnam Voyager Fund, 288,818 shares and 271,543 shares, respectively	4,996,557	6,326,959
Putnam Investors Fund, 551,949 and 597,672 shares, respectively	6,375,007	9,180,241
Putnam Asset Allocation: Balanced Portfolio, 1,253,683 and 1,089,820 shares, respectively	12,298,631	11,791,854
Putnam Money Market Fund	8,769,526	9,264,414
Loan Funds Receivable	6,718,121	7,858,322

During 2001, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(27,344,260) as follows:

Mutual funds	$(9,998,195)
Common stock	(17,346,065)
	$(27,344,260)

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2001	2000
Net Assets:		
Rouge Common Stock	$2,347,605	$1,962,680

	Year Ended December 31, 2001
Changes in Net Assets:	
Contributions	$369,822
Dividends	80,895
Net appreciation/(depreciation)	(595,543)
Benefits paid to participants	(112,923)
Transfers from/(to) participant-directed investments	642,674
	$384,925

NOTE 5 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated February 18, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. A determination filing of the amended plan was made in October 2001. The Company is awaiting a ruling from the Internal Revenue Service on that filing. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

ROUGE STEEL COMPANY
TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
as of December 31, 2001

Party in Interest	Identity of Issue, Lessor, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common Stock			
*	Rouge Industries, Inc.	Rouge Industries, Inc. Common Stock - 1,738,967 Shares	$ 8,889,927	$ 2,347,605
	Ford Motor Company	Ford Motor Company Common Stock - 2,154,662 Shares		33,871,280
		Total Common Stock		36,218,885
	Shares of Registered Investment Companies			
	Pioneer Capital	Pioneer Capital Growth Fund - 78,147 Shares		1,538,707
*	Putnam Investments	Putnam OTC Emerging Growth Fund - 306,387 Shares		2,297,906
*	Putnam Investments	Putnam New Opportunities Fund - 148,572 Shares		6,088,473
*	Putnam Investments	Putnam International Growth Fund - 92,886 Shares		1,841,000
*	Putnam Investments	Putnam Voyager Fund - 288,818 Shares		4,996,557
*	Putnam Investments	Putnam Investors Fund - 551,949 Shares		6,375,007
*	Putnam Investments	Putnam Fund for Growth and Income - 188,842 Shares		3,346,289
*	Putnam Investments	Putnam Asset Allocation: Growth Portfolio - 45,945 Shares		439,692
*	Putnam Investments	Putnam Asset Allocation: Balanced Portfolio - 1,253,683 Shares		12,298,631
*	Putnam Investments	Putnam Asset Allocation: Conservative Portfolio - 34,963 Shares		303,832
*	Putnam Investments	Putnam Money Market Fund - 8,769,526 Shares		8,769,526
*	Putnam Investments	Putnam Income Fund - 122,473 Shares		794,847
		Total Registered Investment Companies		49,090,467
	Participant Loans	Loan Funds Receivable - Interest Rates from 5% to 9.5% Maturity dates from 2002 to 2011	$ -	6,718,121
				$ 92,027,473

This schedule has been prepared from data certified by Putnam Investments, trustee of the Plan.

* Putnam Investments and Rouge Steel Company are parties-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Rouge Steel Company Tax-Efficient Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROUGE STEEL COMPANY TAX-EFFICIENT
SAVINGS PLAN FOR HOURLY EMPLOYEES

By: Gary P. Latendresse
Gary P. Latendresse

Date: June 24, 2002

Exhibits.

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP.

EXHIBIT INDEX

D:\WP\11K\HRLY.DOC